SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                             -----------------

                            AMENDMENT NO. 3 TO
                        STATEMENT ON SCHEDULE 14D-1

    Amendment to Tender Offer Statement Pursuant To Section 14(d)(1) of
                       the Securities Exchange Act of 1934
                             -----------------

                            STATEMENT ON SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                   (AMENDMENT NO. 5 - Public Storage, Inc.)
                     (AMENDMENT NO. 6 - B. Wayne Hughes)
                              -----------------

                        PUBLIC STORAGE PROPERTIES, LTD.
                           (Name of Subject Company)
                              -----------------

                             Public Storage, Inc.
                                B. Wayne Hughes
                                   (Bidder)
                              -----------------

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)
                              -----------------

                                     NONE
                     (CUSIP Number of Class of Securities)
                              -----------------

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                         701 Western Avenue, Suite 200,
                         Glendale, California 91201-2397
                                 (818) 244-8080
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidder)

                                -----------------

                                  Introduction

        This statement is Amendment No. 3 to the Schedule 14D-1 which was filed by Public Storage, Inc. (the "Company") and B. Wayne Hughes ("Hughes") with the Securities and Exchange Commission on June 22, 1998, as previously amended by Amendment No. 1 dated July 10, 1998 and Amendment No. 2 dated July 16, 1998, with respect to the offer by the Company and Hughes to purchase up to 7,000 of the limited partnership units ("Units") in Public Storage Properties, Ltd., a California limited partnership (the "Partnership") at a net cash price per Unit of $460. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the meanings set forth in the Offer to Purchase dated June 22, 1998 and related Letter of Transmittal.

        This Amendment No. 3 to Statement on Schedule 14D-1 also constitutes (i) Amendment No. 5 to Statement on Schedule 13D dated November 16, 1995, as previously amended by Amendment No. 1 dated January 1, 1996, Amendment No. 2 (which was the Schedule 14D-1 filed on June 22, 1998), Amendment No. 3 (which was Amendment No. 1 to the Schedule 14D-1 dated July 10, 1998) and Amendment No. 4 (which was Amendment No. 2 to the Schedule 14D-1 dated July 16, 1998), filed by Public Storage, Inc., and (ii) Amendment No. 6 to Statement on Schedule 13D dated September 25, 1995, as previously amended by Amendment No. 1 dated November 16, 1995, Amendment No. 2 dated October 1, 1997, Amendment No. 3 (which was the Schedule 14D-1 filed on June 22, 1998), Amendment No. 4 (which was Amendment No. 1 to the Schedule 14D-1 dated July 10, 1998) and Amendment No. 5 (which was Amendment No. 2 to the Schedule 14D-1 dated July 16, 1998), filed by
B. Wayne Hughes and Tamara L. Hughes.

        The Offer to Purchase expired on August 11, 1998 at 5:00 p.m., New York City time. At the expiration of the Offer, 3,972 Units (representing approximately 19.9% of the outstanding Units) had been tendered pursuant to the Offer.

Item 6. Interest in Securities of the Subject Company.

        Items 6(a) and (b) are hereby amended as follows:

        On August 11, 1998, the Company accepted for payment the 3,972 Units that had been validly tendered and not withdrawn pursuant to the Offer. The Company has instructed the Depository to pay for such Units in accordance with the procedures set forth in the Offer to Purchase.

        As a result of the above purchase of Units pursuant to the Offer, as of August 11, 1998, (a) the Company beneficially owns 11,735 Units which represents approximately 58.7% of the outstanding Units, including (i) 5,630 Units as to which the Company has sole voting and dispositive power, (ii) 6,000 Units which the Company has a currently exercisable option to acquire from Hughes and as to which the Company currently has sole voting power (pursuant to an irrevocable proxy), which option and proxy expire on November 16, 1998, (iii) 25 Units which the Company has a currently exercisable option to acquire from Hughes and (iv) 80 Units which the Company has an option to acquire from Tamara L. Hughes, Hughes' daughter, which option is exercisable at any time on or after October 1, 1998; and (b) Hughes beneficially owns 6,105 Units which represents approximately 30.5% of the outstanding Units, including (i) 6,000 Units as to which Hughes has sole dispositive power and no voting power; the Company has a currently exercisable option to acquire these Units and an irrevocable proxy to vote these Units, which option and proxy expire on November 16, 1998, (ii) 25 Units as to which Hughes has sole voting and dispositive power; the Company has a currently exercisable option to acquire these Units and (iii) 80 Units held by Tamara L. Hughes, Hughes' daughter; the Company has an option to acquire these Units, which option is exercisable at any time on or after October 1, 1998. In the aggregate, the Company and Hughes beneficially own 11,735 Units of the Partnership which represents approximately 58.7% of the outstanding Units.

                                    SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 12, 1998                  PUBLIC STORAGE, INC.


                                         By: /S/ DAVID GOLDBERG
                                             --------------------------
                                             David Goldberg
                                             Senior Vice President
                                             and General Counsel


                                         /S/ B. WAYNE HUGHES
                                         ------------------------------
                                         B. Wayne Hughes